

January 12, 2016

<u>Via E-Mail</u>
Aneliya Crawford
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

   Re: **HeartWare International, Inc.**
     PREC14A filed January 7, 2016
     Filed by Engaged Capital Master Feeder I L.P. et. al
     DFAN14A filed January 7, 2016
     DFAN14A filed December 31, 2015
     File No. 001-34256

Dear Ms. Crawford:

  The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

  Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A filed on January 7, 2016</u>

1. Factual assertions are made throughout the proxy statement in the definitive additional materials identified above. Please provide us with the supporting materials for these statements of fact to the extent they are not already cited in your proxy statement. Please provide an annotated version of the proxy materials that includes a supporting reference for <u>each</u> assertion. Appropriate supporting materials may include cites to publicly-filed periodic reports, copies of newspaper articles, court papers,

or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

- "Besides MitraClip, there are at least 21 transcatheter mitral valve repair devices under development today, at least ten of which are in human testing and/or are already approved for use in Europe." (page 7);

- "Edwards recently shelved its FORTIS valve for transcatheter mitral valve replacement after a series of adverse events were observed in the first 20 patients receiving the device." (page 7); and

- "We can identify at least 15 transcatheter mitral valve replacement technologies under development, at least seven of which have achieved first-in-man." (page 8)

2. Revise generally throughout the proxy statement to ensure that all statements of opinion or belief are clearly identified as such. Some non-exhaustive examples include the following:

- "Second, the path to U.S approval for Cardioband is murky at best." (page 6);

- "From a strategic standpoint, the Valtech acquisition represents a 'poison pill' for many of the logical strategic acquirers of HeartWare. (page 8);

- "Rather than trading with an embedded M&A premium like most of its mid-cap medical device peers, the Acquisition of Valtech will cause Holdco to trade with an M&A discount." (page 12); and

- ""Furthermore, the approval of the Business Combination Agreement would have the added consequence of disenfranchising current HeartWare stockholders to an extent." (page 12)

3. Revise to include a background section detailing your prior contacts with management preceding this solicitation.

We are Concerned the Acquisition of Valtech Entrenches HeartWare's Board and Management Team at the Expense of Stockholders, page 12

4. Identify the "numerous bankers and industry executives" you allege have supported your assertion that the Company's acquisition of Valtech makes HeartWare a less attractive acquisition target.

5. Identify the "most likely potential acquirers of HeartWare" who you allege have expressed to you that they would have no interest in acquiring the Company if the

Valtech acquisition closes. Explain by whom these claims were made and in what context.

6. Describe the "claims" made by the Company's management team to which you refer in the first paragraph in this section. Explain when those claims were made, what was stated and in what context, and by whom the claims were made.

7. We note the statement at the bottom of page 12 that Holdco intends to adopt a classified board structure "[f]urther limiting stockholders' rights." This statement appears to be misleading without clarifying that HeartWare currently has a staggered board of directors. Please revise.

Consequences of Defeating the Transactions Proposal, page 15

8. Clarify that if your solicitation is successful, the Business Combination Agreement would be terminated and HeartWare would be obligated to make the $30,000,000 loan to Valtech. Summarize the terms of the loan pursuant to the convertible promissory note.

Voting and Proxy Procedures, page 16

9. Refer to the disclosure in the second paragraph in this section. Revise to conform your statement about the use of discretionary authority conferred with proxies to the limits set forth in Rule 14a-4(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions